                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                             (Amendment No.      3      )


                                   NEXTHEALTH, INC.

                                   (Name of Issuer)


                            Common Stock, $0.01 par value

                            (Title of Class of Securities)

                                     826504 10 2

                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3314
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  December 22, 1995
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 12 Pages

                                  SCHEDULE 13D


CUSIP No.    826504 10 2                        Page    2    of     12 Pages



        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  97,700
        SHARES           8   Shared Voting Power:  270,450
        BENEFICIALLY     9   Sole Dispositive Power:  247,750
        OWNED BY        10   Shared Dispositive Power:  211,450
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  459,200


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.4%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


CUSIP No.    826504 10 2                        Page    3    of    12  Pages



        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  368,150
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  459,200
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  459,200


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.4%

    14  TYPE OF REPORTING PERSON:  HC

                                    SCHEDULE 13D


CUSIP No.    826504 10 2                        Page    4    of     12 Pages



        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):   /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  29,750
        SHARES           8   Shared Voting Power:  368,150
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  459,200
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  459,200


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.4%

    14  TYPE OF REPORTING PERSON:  IN

                                                         Page 5 of 12 Pages


               This Amendment No. 3 to Statement on Schedule 13D, originally filed on February 23, 1994, as amended by Amendment No. 1 filed on August 4, 1994, and Amendment No. 2 filed on February 10, 1995, is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and
          F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

          ITEM 3 IS HEREBY AMENDED  AND RESTATED TO READ AS FOLLOWS  IN ITS
          ENTIRETY:

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                    (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 84,000 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $293,970.33. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (2) Acting on behalf of Cundill Value Fund, an unincorporated trust governed by the laws of British Columbia (which is the continuation of and successor to Cundill Value Fund Ltd.) ("Value Fund"), PCB purchased a total of 247,750 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,043,769.58. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (3) Acting on behalf of Peter Cundill Limited Partner-ship, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 29,750 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $114,440.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (4) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 97,700 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $362,833.90. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    Individually none of PCA, Value Fund, Cundill Limited or International beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, Cundill Limited and International, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1), (2), (3), and (4) above.

                    All dollar amounts are in United States dollars.

          ITEM  5 IS HEREBY AMENDED AND RESTATED  TO READ AS FOLLOWS IN ITS
          ENTIRETY:

         Item 5.   Interest in Securities of the Issuer.

                    The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

          Shares Deemed to be            Nature of              Percentage
          Beneficially Owned By:         Ownership               of Class

          (A)  PCB:
                  61,300        Shared Dispositive Power  (1)          .72%

                   3,900        Shared Voting and Shared
                                Dispositive Power  (2)                 .04%

                  18,800        Shared Voting and Shared
                                Dispositive Power  (3)                 .22%

                 247,750        Sole Voting and Sole
                                Dispositive Power  (4)                2.90%

                  29,750        Shared Dispositive Power  (5)          .35%

                  97,700        Sole Voting and Shared
                                Dispositive Power  (6)                1.14%
                 459,200                                              5.37%


          (B)  Holdings:

                  61,300        Shared Dispositive Power  (7)          .72%

                   3,900        Shared Voting and Shared
                                Dispositive Power  (8)                 .04%

                  18,800        Shared Voting and Shared
                                Dispositive Power  (8)                 .22%

                 247,750        Shared Voting and Shared
                                Dispositive Power  (9)                2.90%

                  29,750        Shared Dispositive Power  (10)         .35%

                  97,700        Shared Voting and Shared
                                Dispositive Power  (9)                1.14%

                 459,200                                              5.37%

          (C)  Cundill:

                  61,300        Shared Dispositive Power  (11)         .72%

                   3,900        Shared Voting and Shared
                                Dispositive Power  (12)                .04%

                  18,800        Shared Voting and Shared
                                Dispositive Power  (12)                .22%

                 247,750        Shared Voting and Shared
                                Dispositive Power  (13)               2.90%

                  29,750        Sole Voting and Shared
                                Dispositive Power  (14)                .35%

                  97,700        Shared Voting and Shared
                                Dispositive Power  (13)               1.14%

                 459,200                                              5.37%


          (1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has no voting power but sole dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (2) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole voting and sole dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting and dispositive power over such Shares. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (3) Such Shares are owned by investment advisory clients of PCA. By reason of its investment advisory relationship with such clients, PCA (as between itself and its clients) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCA.

          (4) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

          (5) Such Shares are owned by Cundill Limited. The general partner of Cundill Limited has sole voting power over such Shares. PCB is the investment advisor of Cundill Limited and has shared dispositive power over such Shares.
               The economic interest in such Shares is held by the limited partners of Cundill Limited.

          (6) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

          (7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (11) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (12) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (13) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (14) Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

               On June 30, 1995, Cundill Value Fund Ltd. (which prior to this Amendment No. 3 was a Reporting Person referred to as "Value Fund") transferred substantially all of its assets (including the Shares previously reported on this Schedule 13D) to Value Fund in a reorganization that resulted in the conversion from a corporation to an unincorporated trust.

          THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:
          TRANSACTIONS

               Since November 18, 1994 (the date of the last transaction reported in Amendment No. 2 to Schedule 13D), no transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof, except the following transactions, each of which was made in a broker's transaction in the open market.

             Reporting       Sale/                   No. of     Price Per
               Person      Purchase      Date        Shares       Share

           PCB on behalf     Sale      09/05/95       2,800       $ 4.55
           of PCA                      09/05/95       2,800       $ 4.55
                                       09/05/95       2,800       $ 4.55
                                       09/05/95       2,800       $ 4.55
                                       09/11/95       1,600       $ 4.52
                                       09/11/95       1,600       $ 4.52
                                       09/11/95       1,500       $ 4.52
                                       09/11/95       1,500       $ 4.52
                                       09/25/95       4,200       $ 4.51
                                       09/25/95       4,200       $ 4.51
                                       09/25/95       4,300       $ 4.51
                                       09/25/95       4,300       $ 4.51
                                       12/22/95      29,400       $ 3.08
                                       12/22/95      12,400       $ 3.08

           PCB on            Sale      09/05/95       2,800       $ 4.55
           behalf of                   09/11/95       1,500       $ 4.52
           International               09/25/95       4,300       $ 4.51

           PCB on            Sale      09/05/95       2,700       $ 4.55
           behalf of                   09/11/95       1,500       $ 4.52
           Cundill                     09/25/95       4,200       $ 4.51
           Limited

           PCB on            Sale      09/05/95       2,700       $ 4.55
           behalf of                   09/11/95       1,500       $ 4.52
           Value Fund                  09/25/95       4,200       $ 4.51

           PCB on            Sale      09/05/95       2,800       $ 4.55
           behalf of                   09/11/95       1,500       $ 4.52
           Global                      09/25/95       4,300       $ 4.51
           Advisors                    11/17/95       1,400       $3.875


          ITEM 7 IS HEREBY AMENDED AS FOLLOWS:

          Item 7.   Materials Filed as Exhibits.

                    Master Investment Counsel Agreement dated June 1, 1995 between PCB and the Trustee of Value Fund (Incorporated by referenced to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 3 to Statement on Schedule 13D.


                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  January 2, 1996        By: Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



          Date:  January 2, 1996        By: Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact



                                        F. PETER CUNDILL



          Date:  January 2, 1996        By: Patrick W.D. Turley
                                            Patrick W.D. Turley

                                              Attorney-in-Fact

                                DECHERT PRICE & RHOADS
                                 1500 K STREET, N.W.
                                      SUITE 500
                                WASHINGTON, DC  20005
                              TELEPHONE:  (202) 626-3300
                                 FAX:  (202) 626-3334


                                     EDGAR FILING


                                   January 3, 1996



          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C.  20549

               Re:  NextHealth, Inc.

          Gentlemen:

               Enclosed for filing pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934 is one copy, in electronic form, of an amended Schedule 13D for NextHealth, Inc. reflecting ownership of the common stock of this issuer by certain entities required to make such filing.

               There are no fees required in connection with this filing.

                                             Very truly yours,




                                             Patrick W.D. Turley

          Enclosures